MATERIAL CHANGE REPORT

1.	Reporting Issuer: TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898
2.	Date of Material Change: October 30, 2003
3.

News Release

A press release dated October 30, 2003, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCN Newswire (Canada and U.S. disclosure package) on October 30, 2003 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change: On October 30, 2003, TransGlobe announced a successful development well at Tasour #11 on Block 32 and approval of the Block S-1 Development Plan in the Republic of Yemen.
5.	Full Description of Material Change: See the attached press release.
6.	Reliance on Confidentiality Provisions: Not Applicable
7.	Omitted Information: Not Applicable
8.

Senior Officers:

For further information, please contact Ross G. Clarkson, President and CEO, or Lloyd W. Herrick, Vice-President and COO, at TransGlobe Energy Corporation, Suite 2900, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4 (403) 264-9888.

9.	Statement of Senior Officer: The foregoing accurately discloses the material change referred to in this report. DATED October 30, 2003, at the City of Calgary, in the Province of Alberta.

/s/ David C. Ferguson
David C. Ferguson
Vice-President, Finance and CFO

NEWS RELEASE
FOR IMMEDIATE RELEASE

TRANSGLOBE ENERGY CORPORATION
ANNOUNCES SUCCESSFUL DEVELOPMENT WELL
AND APPROVAL OF A NEW DEVELOPMENT PLAN
IN THE REPUBLIC OF YEMEN

Thursday, October 30, 2003 Calgary, Alberta - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol “TGL”; OTC-BB symbol “TGLEF”) is pleased to announce a successful development well at Tasour #11 on Block 32 and approval of the Block S-1 Development Plan in the Republic of Yemen.

Block 32, Yemen (13.81% working interest)

The Tasour #11 well was completed as an oil well and placed on production today at an initial rate of approximately 6,000 barrels of oil and 3,000 barrels of water per day. Tasour #11 is located in the western extension of the Tasour field initially discovered by the Tasour #10 step-out well.

With the addition of Tasour #11 the Tasour field is currently producing in excess of 20,000 Bopd (2,760 Bopd to TransGlobe). It is expected that production from the Tasour field will average approximately 16,000 Bopd (2,210 Bopd to TransGlobe) for the year 2004, which is consistent with the predicted natural declines for the field.

Further development drilling in the western extension is planned for 2004. The remapping of the Tasour field now shows a possible eastern extension which will be tested during 2004. The anticipated average production for 2004 could increase if the planned development drilling is successful.

Block S-1, Yemen (25.0% working interest)

On October 15, 2003 the Ministry of Oil and Minerals approved the Block S-1 Development Plan and Development Area of approximately 285,000 acres. The Development Area encompasses all of the An Naeem, Harmel and An Nagyah discoveries as well as several additional prospects that could be drilled in the future. The Development/Production period will extend until 2023 with an optional five year extension also possible.

Continued

The initial field development is focused on the An Nagyah light oil pool which was discovered and appraised during the 2002/2003 drilling program. The plan provides for early production commencing in the first quarter of 2004 by trucking up to 2,500 Bopd (625 Bopd to TransGlobe) from existing wells. Concurrently, construction of a central production facility at An Nagyah and a 28 kilometer (18 mile) 8 inch pipeline to the Jannah Hunt Halewah export pipeline is planned during 2004, with an anticipated completion by early 2005. The pipeline capacity would be in excess of 30,000 Bopd to allow future discoveries to be placed on stream quickly. The central production facility will be designed with an initial capacity of 10,000 Bopd (2,500 Bopd to TransGlobe). It is expected that the An Nagyah field development will consist of 13 wells to delineate and produce the field. Development/appraisal drilling is expected to commence on the An Nagyah field in the first half of 2004. The total number of wells will be adjusted as additional reservoir information is obtained from new drilling.

In addition to the An Nagyah field development, the Block S-1 Joint Venture Group plans to drill an appraisal well on the Harmel medium gravity oil discovery and to evaluate the An Naeem gas condensate discovery for a potential condensate gas cycling project. The Harmel appraisal well is expected to be drilled in 2004. It is anticipated that the Harmel pilot production project will commence after the An Nagyah field has been developed.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:
Ross G. Clarkson, President & C.E.O.
- or -
/s/ David C. Ferguson
Lloyd W. Herrick, Vice President & C.O.O.
David C. Ferguson,
Vice-President, Finance & C.F.O.	Executive Offices:
#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

	Tel:	(403) 264-9888
	Fax:	(403) 264-9898
	Website:	http://www.trans-globe.com
	E-mail:	trglobe@trans-globe.com